03014954

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34480

RECEIVED FEB 28 2003 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Global Crown Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 3100
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Banerjee (818) 382-7720
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name — *if individual, state last, first, middle name*)

5464 Yarmouth Avenue, #59	Encino	California	91316
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, RANI T. JARKAS, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Crown Capital, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[notary stamp:] ... ANERJEE Commission # 1380320 Notary Public - California Los Angeles County My Comm. Expires Jun 9, 2006

Signature

MEMBER

Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT

Board of Members
Global Crown Capital, LLC
San Francisco, CA

I have audited the accompanying statement of financial condition of Global Crown Capital, LLC as of December 31, 2002 and the related statements of income, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Global Crown Capital, LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 25, 2003

GLOBAL CROWN CAPITAL, LLC

Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$170,227
Accounts receivable	124,470
Fixed assets	
net of accumulated depreciation of $30,526	49,551
Prepaid and other assets	43,467
Total assets	$387,715

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$57,900
Income taxes payable	1,700
Lease equipment payable	31,457
Total liabilities	91,057
MEMBERS' EQUITY:	
Members' equity	296,658
Total liabilities and members' equity	$387,715

The accompanying notes are an integral part of these financial statements.

GLOBAL CROWN CAPITAL, LLC

Statement of Income
For the year ended December 31, 2002

REVENUES:	
Commissions	$292,640
Interest	531
Other income	10,555
Total income	303,726
EXPENSES:	
Legal and professional	112,616
Communication	39,231
Administration	118,139
Occupancy	68,973
Operations	212,947
Total expenses	551,906
LOSS BEFORE INCOME TAXES	(248,180)
INCOME TAX PROVISION (Note 2)	
State taxes	800
State LLC fees	900
Total income tax provision	1,700
NET LOSS	($249,880)

The accompanying notes are an integral part of these financial statements.

GLOBAL CROWN CAPITAL, LLC

Statement of Changes in Members' Capital
For the year ended December 31, 2002

	Members' Equity	Loss	Total Members' Equity
Beginning Balance January 1, 2002	$0		$0
Contribution	792,353		792,353
Distribution	(245,815)		(245,815)
Net Loss		(249,880)	(249,880)
Ending Balance December 31, 2002	$546,538	($249,880)	$296,658

The accompanying notes are an integral part of these financial statements.

GLOBAL CROWN CAPITAL, LLC

Statement of Cash Flows
For the year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($249,880)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	(13,449)
(Increase) decrease in:	
Accounts receivable	(124,470)
Prepaid expenses and other assets	(43,467)
Increase (decrease) in:	
Accounts payable and accrued expenses	57,900
Income taxes payable	1,700
Total adjustments	(121,786)
Net cash used in operations	(371,666)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(80,077)
Lease equipment payable	31,457
Capital contribution	836,328
Capital distribution	(245,815)
Net cash provided by investing activities	541,893
NET INCREASE IN CASH	170,227
Cash - beginning of period	0
Cash - end of period	$170,227
Supplemental disclosure of cash flow information	
Cash paid during the year for	
Interest	$3,633
Income taxes and state LLC fee	$0

The accompanying notes are an integral part of these financial statements.

GLOBAL CROWN CAPITAL, LLC

Notes to Financial Statements
December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

Global Crown Capital, LLC (the "Company") was formed in Delaware in 2001 and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers and the State of California.

On April 26, 2002, the firm's principals acquired TJM Securities, Inc. and merged that firm as a successor filing to enable the firm to engage as an SEC/NASD member firm.

The firm is a limited liability company whose managing members are Rani Jarkas, Antoine Chaya, and Abdullatif Binshukur.

The firm operates on a fully disclosed basis with another member firm, Correspondent Clearing Corporation, a NASD member firm located in Glendale, California.

Summary of significant accounting policies:

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and equipment:
The company depreciates its assets over a useful life of five or seven years.

		Depreciable Life (in years)
Furniture and fixture at cost	21,919	7
Less: accumulated depreciation	(18,722)	
	$ 3,197	
Computer & equipment	58,158	5
Less: accumulated depreciation	(11,804)	
	$ 46,354	

Depreciation for the year ended December 31, 2002 was $13,449.

GLOBAL CROWN CAPITAL, LLC

Notes to Financial Statements
December 31, 2002

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Lease:
The Company committed to an office lease for approximately 4,500 square feet of office space in May of 2002. Under the lease agreement there is a fixed monthly payment of $10,872.58 for thirty-two months.

Total Lease Obligation	Year	Amount
	2003	130,471
	2004	130,471

Comprehensive Income:
The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2002.

Concentrations of Credit Risk:
The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 100% of the revenues were generated in the state of California.

TJM Securities Merger:
The costs of the merger have yet to be finalized.

Note 2: INCOME TAXES

The Company was formed as a limited liability company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a minimum franchise tax of $800 per year. The State of California also imposes a graduated franchise fee for total gross revenue per year of $250,000 to $1,000,000. This fee calculated to be $900 for the Company and is included in state taxes.

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2002 the company had a net capital of $192,390 which is $187,390 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness to net capital was .47 which is less than the 15 to 1 maximum ratio of a broker dealer.

GLOBAL CROWN CAPITAL, LLC

Statement of Net Capital
Schedule I
December 31, 2002

	Focus 12/31/02	Audit 12/31/02	Change
Members' capital, December 31, 2002	$301,794	$296,658	$5,136
Subtract - Non allowable assets:			
Fixed assets	20,802	49,551	(28,749)
Other assets	22,720	54,717	(31,997)
Tentative net capital	258,272	192,390	65,882
Haircuts:	0	0	
NET CAPITAL	258,272	192,390	65,882
Minimum net capital	(5,000)	(5,000)	
Excess net capital	253,272	187,390	65,882
Aggregate indebtedness	25,175	91,057	(65,882)
Ratio of aggregate indebtedness to net capital	0.10	0.47	

The differences were caused by audit adjusting entries of depreciation accruals and lease obligations

GLOBAL CROWN CAPITAL, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2002

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
Global Crown Capital, LLC
San Francisco, California

In planning and performing my audit of the financial statements of Global Crown Capital, LLC for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Global Crown Capital, LLC that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Members,
Global Crown Capital, LLC
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Brian W. Anson
Certified Public Accountant
Encino, California
February 25, 2003